Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Six Months
	Ended June 30,
	2009
Earnings
Income from continuing operations before provision for income taxes	$218,161
Income from equity investees	(24,700)
Distributed income from equity investees	8,418
Interest and amortization of deferred finance costs	325,386
Amortization of capitalized interest	954
Implicit rental interest expense	30,382

Total Earnings	$558,601
Fixed Charges
Interest and amortization of deferred finance costs	$325,386
Capitalized interest	8,566
Implicit rental interest expense	30,382

Total fixed charges	$364,334
Ratio of earnings to fixed charges	1.53	x